Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is a partial transcript of an interview with Forbes given by Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, on December 18, 2020.

Rich Karlgaard:

Welcome everyone, I’m Rich Karlgaard, editor at large and futurist at Forbes. Welcome to Forbes Innovation Rules, where I talk to some of the most important tech leaders today. Today’s guest is Stewart Butterfield, the CEO of Slack. Stewart is co-founder of Slack many years ago, and for more than 20 years, he has been an entrepreneur, designer and technology leader, all at once. In 2013, Stewart and his team launched Slack, which has transformed business communication. Today Slack is the leading channel-based messaging platform, used by millions to align their teams, unify their systems, and drive their businesses forward. In 2003, Stewart co-founded Flickr, one of the pioneers of the image sharing and of the social web, which he eventually sold to Yahoo. Today we’re going to talk about the Salesforce acquisition of Slack, and we’ll get to really know how Stewart thinks. It’s going to be a fascinating discussion.

…

Rich Karlgaard:

Well, let’s move on to today, the news is full of your acquisition by Salesforce. How did that come about? I mean, you’ve known Marc Benioff for a while, and what were the two or three steps that A, convinced you that Marc was serious, and B, that you wanted to do it?

Stewart Butterfield:

Well, there’s a couple of limitations on what I can say until our S-4 is filed with the proxy statement that outlines the point by point evolution of the deal, however, it was largely driven actually by conversations with Bret Taylor, who I’ve known for a long time, back in the day when I was running Flickr as part of Yahoo, but had a startup called FriendFeed. He says it in a really funny way, like the most popular social network in Brunei, Iran, and one other country, but anyway, FriendFeed was the kind of aggregated feeds of all the different information generated by your friends, and blogs, and stuff like that. Ended up getting acquired by Facebook, and he says the first communication he has from me is complaining about FriendFeed robots hitting our servers too hard, and bringing down Flickr.

Stewart Butterfield:

But I actually, I reached out to Bret in a kind of half jokingly, well, maybe seriously, but with the expectation that this was an unlikely outcome, and asked about acquiring Quip, which is the product that the acquisition of which got Brett into the company, he was the CEO, and now as president and COO of Salesforce, has maybe half the company reporting to him. And he said he’d get back to me, and then six months later, we started talking again, and the series of conversations led to this outcome, ultimately. I had one really great conversation with Marc, because I’m a big believer in his ability, when he wants something to happen, to make it happen. He’s been pretty consistent about that over the years, and has a real force to him.

Rich Karlgaard:

Yeah, I think he’s the biggest force of personality in the Bay Area.

Stewart Butterfield:

Yeah, yeah, I think that’s probably right. So I wanted to hear from him that he thought that this was more than just we have a software product, and they have a lot of sales people, and now we’ll sell more of the software. It had to be something that he believed could be transformative. Because I definitely believed there was that possibility, and Bret did as well, but I wanted to be ... Marc injecting that will into the situation, to kind of make it happen. But there’s a real, maybe it’s because we’re around the same age, and we kind of went through the same evolution of the internet, and the use of technology for personal, and social, and ultimately for business purposes, but Bret and I were really on the same page about the future that we envisioned, and the way in which Salesforce’s suite of products and Slack could really take advantage of one another.

Stewart Butterfield:

Because I think we’re something like, depends where you count from, anywhere from 30 to 50 years into the computer revolution. Since people, normal people saw them, as opposed to scientists and a handful of professionals. And their experience has changed so much in that time. If you can remember that first stage where personal computers being popular, and there’s the Apple [inaudible 00:07:57], which people bought to get VisiCalc, compared to the IBM PC, that normal people actually interacted with computers, as opposed to them being this esoteric, professional, room filling, vacuum tube running machinery. And since then, we went through a phase where computers just were everywhere. Everyone had a computer on their desk, suddenly, where they didn’t before, and then the rise of the internet, which changed that relationship all together, smartphones changed it again.

Stewart Butterfield:

So there’s a temptation, I think, no matter what era it is to think, now we’re at the end. We’ve reached the culmination of all of this. And I think we’re probably halfway through, or who knows? Maybe there’s no reference point, and it just keeps going forever, but just over the course of my lifetime, I was born in 1973, the role of computing in the lives of people has gone from effectively zero to almost everything. And especially in this pandemic era, it’s food and sustenance. It’s lodging, it’s social interaction, it’s dating, it’s business, it’s just like everything now is mediated by software. And it’s fascinating to think about where we’ll go.

…

Stewart Butterfield:

So that’s kind of ... it’s mind blowing, and no matter who you are, Microsoft included, and Salesforce included, and Oracle, SAP, ServiceNow, no one has even close to 10% of the software spend of any of their customers. In fact, I think Microsoft is about 7% of the industry, by revenue. Which means that 93% comes from other vendors, and that tail, that long tail gets longer and longer every year, and there’s more and more specialized software to meet more and more specialized functions inside of very specific roles. That’s great, because we wouldn’t have bought the software if it didn’t provide value to people, but it results in a real fragmentation of attention. The finance people are heads down in their planning tool, and HR people are doing employee onboarding with their HR tool, and I don’t even want to get into all the different varieties in engineering.

Stewart Butterfield:

But there needs to be a place where that stuff comes together. Where the information crosses over, where the objects are exchanged, where the decisions are made, and those decisions are reflected back into those systems. And to me, that’s the role that Slack brings. Sometimes, this isn’t what I would say to customers, necessarily, but when we’re talking to analysts, we talk about it as the engagement layer.

People spend, out of our paid customers, an average of a hundred minutes a day in active usage. So that’s not just connective, connective is like 10 hours a day, there’s some device that they’re on that is connected to a response service, but a hundred minutes of active usage, which means it’s the perfect place to reach those people with workflows that are coming from some lower level system of record, or from another application.

Rich Karlgaard:

Yeah, well that’s a great point. In fact, [inaudible 00:25:07] an earnings call, described the global IT market as 5% of the global economy. So the global economy is about 80 trillion in US dollars, and he said it was going to 10% by 2030. But if the economy recovers from COVID, and resumes its normal three to three and a half percent growth, then the global economy will be 120, so 10% of 120 is 12. So we’re actually going to see a tripling. And your point about even the largest enterprise IT companies have small percentages of the business out there, it leads me to the ... and this is sort of the last question I’ll ask about Salesforce, and then I want to move you into sort of your management techniques and evolution, going from a co-founder to where you are today. But given the size of everything, what I see Salesforce doing with its acquisition of Tableau last year, and now with yours almost complete, is that it’s building out an ecosystem so it can have scale in this massively, massively big global IT industry.

Stewart Butterfield:

Mm-hmm (affirmative).

Rich Karlgaard:

Number one, would that be a fair characterization? And number two, do you foresee being pretty much independent Slack within that ecosystem, just as Tableau is really independently run within the Salesforce ecosystem?

Stewart Butterfield:

Yeah, so I’ll do those questions in reverse. Absolutely as independent, and one of the interesting things is we’re coming in with 142,000 paid customers, so we added 12,000 last quarter, and we’ll close another quarter before the deal actually passes, so it’ll be more than that. I honestly don’t know the amount of overlap we have with Salesforce, but if I had to guess, I would say something like 10,000. So 90% plus of our customers aren’t already Salesforce customers. And the reason for that is because they’re mostly smaller, I think 142,000 is a large number-

Rich Karlgaard:

We are one of them. Forbes is one of them.

Stewart Butterfield:

Yeah, yeah, and then there’s only 500 in the Fortune 500, right? There’s not many huge enterprises in the world. So not all of them are potential Salesforce customers today. Maybe that opens up a new avenue. But it definitely means that Slack needs to continue to exist in the minds of customers as an independent entity that they can choose to purchase or not, it doesn’t become Salesforce messenger, and you can only really use it if you’re using Sales Cloud, or something like that.

Stewart Butterfield:

So there’s no intention to do that. The first part of the question, I think ... so I don’t want to speak on behalf of the leadership over there, but from my perspective, I think a lot of the new products that they’ve added, and a lot of the acquisitions over the years have been other pieces of the puzzle that are kind of adjacent to the customer problems they’re already solving. And ideally, the new one makes the old one more valuable. So if you were already a Sales Cloud customer, and you later add Service Cloud, it makes ... not just you get the value out of Service Cloud, but it makes your use of Sales Cloud more valuable for you, because it’s more tightly integrated with other parts of the customer relationship that you have to manage.

Stewart Butterfield:

Now, again, this is a perspective from the outside, not any inside information. They’re a pretty broad portfolio now, and something like Realsoft was popular prior to the Salesforce acquisition because it allowed for much simpler, easier systems integration, at the back end of your system. You create automated structure kinds of interactions, and I think Salesforce is getting big enough, and wide enough in its offerings that that kind of integration is desirable just inside of Salesforce. Tableau is a little bit different, but certainly it’s a tool for visualizing data from any of those applications, and from many non- Salesforce applications. It’s just like Realsoft has to work with every enterprise software company, including Salesforce’s competitors. And I think we’re very much like that.

Stewart Butterfield:

So sometimes talk about it as a little bit of a strange idea, maybe, that things like Realsoft, and most work systems integrators, is integrating at the back end. You look at the data that’s stored in the system of record, and your kind of fundamental business logic, and it’s all automated, if people didn’t pay attention to for a couple days, it would still keep doing the same thing it’s doing, versus integration at the front end. And by that, I mean integration at the layer where humans are making the decisions, and they’re reading the reports, and they’re deciding what sort of action to take. And no one’s really thought about enterprise software in this way, but I think a large part of the reason that Microsoft is so powerful, and plays such an important role, is because most of the halfways, from the investment in the data, the systems, and stuff like that, to the decision makers passes through Microsoft.

Stewart Butterfield:

In other words, people have their system of record, they pull the data out, they put it in Excel, they make a chart, they screenshot that chart, they push it into a PowerPoint, and then they email the PowerPoint to the boss, and then the boss says yes, or no, or whatever, and then now people go backwards through that process to go implement that decision. That’s a role that’s not really ... it’s not thought of as a separate category, but moving the interfaces that people use to tie those different applications, and different systems of record together, or letting people manipulate them from the place where they’re having the conversation is more and more valuable. And it’s not just us that’s moving in that direction, I think you see that more and more with work management software. You see it with Microsoft’s products as well. I think some of the new stuff that Google is doing for enterprise is very similar. So I think there’s more of a recognition of the kind of continuity. It’s not batch processes, and it’s not President Kennedy calls Robert McNamara and says, “Use computers to figure out how to do this thing”, and then you just get the answer. Now it’s this fluid interaction of many people working together, all of whom are using software almost all day. And we need to level up, I think, one layer of kind of the puzzle to advance.

…

Rich Karlgaard:

Thank you so very much, Stewart, for joining us on Forbes Innovation Rules today, it’s been a joy to talk to you. Congratulations on your success, and may you have a successful completion to the acquisition by Salesforce.

Stewart Butterfield:

Thank you so much, Rich, appreciate it.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and preliminary proxy statement/prospectus that was filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce filed with the SEC a registration statement on Form S-4 to register the shares of Salesforce common stock to be issued in connection with the merger. The registration statement includes a preliminary proxy statement/prospectus which will be sent to the stockholders of Slack seeking their approval of the transaction-related approvals. Each of Salesforce and Slack may also file amendments or supplements to those documents and any other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the registration statement and preliminary proxy statement/prospectus and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC (including the definitive joint proxy statement/prospectus), through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce are available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack are available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available (including the definitive proxy statement/prospectus). Investors should read the preliminary proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.